SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Suntrust Banks, Inc.
(Name of Issuer)

COMMON STOCK
(Title and Class of Securities)

867914103
(CUSIP Number)

Paulson & Co. Inc.
1251 Avenue of the Americas
New York, New York  10020
(212) 956-2221

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 867914103

(1)  Names of Reporting Persons, IRS Identification Nos. of Above Persons (entities only)

Paulson & Co. Inc.

(2)  Check the Appropriate Box if a Member of a Group

[not a member of a group – check box 2(b)]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

State of Delaware

(5)  Sole Voting Power

34,358,412 (see Note 1 to Item 4 below)

(6)  Shared Voting Power

None

(7)  Sole Dispositive Power

34,358,412 (see Note 1 to Item 4 below)

(8)  Shared Dispositive Power

None

(9)  Aggregate Amount Beneficially Owned

34,358,412 (see Note 1 to Item 4 below)

(10)  Percent of Class Represented by Line 9

6.87%

(11)  Type of Reporting Person

IA

Item 1(A)  Name of Issuer

Suntrust Banks, Inc.

Item 1(B)  Address of Issuer

303 Peachtree Street Northeast
Atlanta, GA 30308

Item 2(A)  Name of Person Filing

Paulson & Co. Inc.

Item 2(B)  Address of Principal Business Office

1251 Avenue of the Americas, New York, NY  10020

Item 2(C) Citizenship

Delaware corporation

Item 2(D) Title of Class of Securities

Common Stock

Item 2(E) CUSIP Number

867914103

Item 3

This statement is filed pursuant to Rule 13d-1(b).  The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); is not a person reporting pursuant to paragraph Rule 13d-1(b)(1); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4  Ownership

Item 4(a)  Amount beneficially owned 34,358,412 (see Note 1)

Item 4(b)  Percent of class:  6.87%

Item 4(c)  Number of shares as to which such person has:
(i)  Sole power to vote or direct the vote:  34,358,412  (see Note 1)
(ii)  Shared power to vote or direct the vote:  None
(iii)  Sole power to dispose or direct disposition of 34,358,412 (see Note 1)
(iv)  Shared power to dispose or direct disposition of:  None

Note 1:  Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”).  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds.  All securities reported in this schedule are owned by the Funds.  Paulson disclaims beneficial ownership of such securities.

Item 5  Ownership of 5% or Less of a Class

[do not check box]

Item 6  Ownership of More than 5% on Behalf of Another Person

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.  Paulson itself disclaims beneficial ownership of all such securities.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8  Identification and Classification of Members of the Group

Not applicable

Item 9  Notice of Dissolution of Group

Not applicable

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      Monday, February 14, 2011

Signature:

/s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer, Paulson & Co. Inc.